IM CANNABIS CORP.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MONDAY, MARCH 16, 2020

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

DATED FEBRUARY 5, 2020

This management information circular and the accompanying materials require your immediate attention. If you are in doubt as to how to deal with these documents or the matters to which they refer, please consult your financial, legal, tax or other professional advisor.

IM CANNABIS CORP.

Notice of Annual General Meeting of Shareholders March 16, 2020

Notice is hereby given that the annual general meeting (the "Meeting") of the holders of common shares of IM CANNABIS CORP. (the "Company") will be held at the offices of Gowling WLG (Canada) LLP, Suite 1600, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, Canada on Monday, March 16, 2020 at 1:00 p.m. (Toronto time) for the following purposes:

(1) to receive the Company's consolidated audited financial statements as at and for the financial years ended April 30, 2019 and 2018 and the auditors' report thereon, a copy of which is enclosed herewith if so requested or available on www.sedar.com;

(2) to fix the number of directors of the Company at five;

(3) to elect directors of the Company for the ensuing year;

(4) to appoint an auditor for the Company and to authorize the board of directors to fix their remuneration;

(5) consider, and if thought fit, to pass an ordinary resolution to re-approve the Company's stock option plan; and

(6) to transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the management information circular ("Circular") accompanying this Notice of Meeting.

Shareholders are invited to attend the Meeting. Registered shareholders who are unable to attend the Meeting in person are requested to read the Circular and the form of proxy which accompanies this notice and to complete, sign, date and deliver the form of proxy, together with the power of attorney or other authority, if any, under which it was signed (or a notarially certified copy thereof) to the Company's transfer agent, Computershare Investor Services Inc. ("Computershare"), 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Non-registered shareholders who receive the Circular and form of proxy through an intermediary must deliver  the voting  form provided  in accordance with the instructions given by such intermediary. To be effective, proxies must be received by Computershare not later than Thursday, March 12, 2020 at 1:00 p.m. (Toronto time), or in the case of any adjournment of the Meeting not later than 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays, or any adjournment thereof.

DATED the 5th day of February, 2020.

By Order of the Board of Directors

"Oren Shuster"
OREN SHUSTER,
CHIEF EXECUTIVE OFFICER AND DIRECTOR

(i)

IM CANNABIS CORP.

Management Information Circular

for the Annual General Meeting of Shareholders March 16, 2020

PROXIES

Solicitation of Proxies

This Management Information Circular (the "Circular") is furnished in connection with the solicitation, by or on behalf of the management of IM Cannabis Corp. (the "Company"), of proxies to be used at the Company's annual general meeting of the holders of common shares (the "Common Shares" or "Shares") to be held at 1:00 p.m. (Toronto time) on Monday, March 16, 2020 (the "Meeting") or at any adjournment thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of the Company without special compensation, or by the Company's transfer agent, Computershare Investor Services Inc. ("Computershare") at nominal cost. The cost of solicitation will be borne by the Company.

Appointment of Proxyholder

The person(s) designated by management of the Company in the enclosed form of proxy are directors or officers of the Company. Each shareholder has the right to appoint as proxyholder a person or company (who need not be a shareholder of the Company) other than the person(s) or company(ies) designated by management of the Company in the enclosed form of proxy to attend and act on the shareholder's behalf at the Meeting or at any adjournment thereof. Such right may be exercised by inserting the name of the person or company in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

Registered shareholders who are unable to attend the Meeting in person are requested to read the Circular and the form of proxy which accompanies the Notice of Annual General Meeting of Shareholders (the “Notice of Meeting”) and to complete, sign, date and deliver the form of proxy, together with the power of attorney or other authority, if any, under which it was signed (or a notarially certified copy thereof) to the Company’s transfer agent, Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775 (North America) / 1-416-263-9524 (International), Attention: Proxy Department. Non-registered shareholders who receive the Circular and form of proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary. To be effective, proxies must be received by Computershare not later than Thursday, March 12, 2020 at 1:00 p.m. (Toronto time), or in the case of any adjournment of the Meeting not later than 48 hours prior to the meeting, excluding Saturdays, Sundays and holidays, or any adjournment thereof.

Revocation of Proxy

A shareholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been held pursuant to its authority by an instrument in writing executed by the shareholder or by the shareholder's attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized and deposited at either the above mentioned office of Computershare by no later than 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays, or any adjournment or postponement thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. Notwithstanding the foregoing, if a registered shareholder attends personally at the Meeting, such shareholder may revoke the proxy and vote in person.

Voting of Proxies

On any ballot that may be called for, the Common Shares represented by a properly executed proxy given in favour of the person(s) designated by management of the Company in the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions given on the form of proxy, and if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of the Company is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to management should properly come before the Meeting or any adjournment thereof, the Common Shares represented by properly executed proxies given in favour of the person(s) designated by management of the Company in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

Advice to Beneficial Shareholders

The information set forth in this  section is of importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name. In many cases, Common Shares beneficially owned by a holder (a "Beneficial Holder") are registered either (a) in the name of an intermediary that the Beneficial Holder deals with in respect of the Common Shares. Intermediaries include banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or (b) in the name of a depository (such as Clearing and Depository Services Inc. or "CDS"). Beneficial Holders should note that only proxies deposited by shareholders who are registered shareholders (that is, shareholders whose names appear on the records maintained by the registrar and transfer agent for the Common Shares as registered holders of Common Shares) will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Holder by a broker, those Common Shares will, in all likelihood, not be registered in the shareholder's name. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted at the direction of the Beneficial Holder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, each Beneficial Holder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to forward meeting materials to Beneficial Holders, unless the Beneficial Holder has waived the right to receive them, and seek voting instructions from Beneficial Holders in advance of shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Holders in order to ensure that their Common Shares are voted at the Meeting.

The voting instruction form supplied to such Beneficial Holders by their broker (or the agent of the broker) is substantially similar to the form of proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) on how to vote on behalf of the Beneficial Holder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in Canada. Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Holders and asks Beneficial Holders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Holder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Holder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker, CDS & Co. or another intermediary, the Beneficial Holder may attend the Meeting as proxyholder and vote the Common Shares in that capacity. Beneficial Holders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder, should enter their own names in the blank space on the voting instruction form provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

Beneficial Holders fall into two categories - those who object to their identity being known to the issuers of securities which they own ("OBOs") and those who do not object to their identity being made known to the issuers of the securities which they own ("NOBOs"). Subject to the provisions of National Instrument 54-101, issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy- related materials to such NOBOs. If you are a NOBO and the Company or Computershare has sent the meeting materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the Common Shares on your behalf. The Company's OBOs can expect to be contacted by their respective intermediaries. The Company does not intend to pay for intermediaries to deliver the meeting materials to OBOs.

All references to shareholders in this Circular and the accompanying form of proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING SHARES

Voting Shares

As at the close of business on February 5, 2020, the Company had 145,743,283 Common Shares outstanding, each carrying the right to one vote per share. Except as otherwise noted in this Circular, a simple majority of the votes cast at the Meeting, whether in person, by proxy or otherwise, will constitute approval of any matter submitted to a vote. All shareholders have the right to vote for directors. The persons named in the accompanying form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. In the absence of such direction, those Common Shares will be voted in favour of ("FOR") all resolutions.

Record Date

The board of directors of the Company (the "Board of Directors" or the "Board") has fixed February 5, 2020 as the record date (the "Record Date") for the purpose of determining holders of Common Shares entitled to receive notice of and to vote at the Meeting. Any holder of Common Shares of record at the close of business on the Record Date is entitled to vote the Common Shares registered in such shareholder's name at that date on each matter to be acted upon at the Meeting.

Principal Shareholders

To the knowledge of the directors and executive officers of the Company, as at the date of this Circular, no person beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of the voting rights attached to the outstanding Common Shares of the Company except as stated below.

Name	Aggregate Number of Common Shares	Percentage of Outstanding Common Shares
Oren Shuster	36,534,409	25.07%
Rafael Gabay	32,558,139	22.34%

MATTERS TO BE ACTED UPON AT MEETING

1. Financial Statements

The consolidated audited financial statements for the years ended April 30, 2019 and 2018 of the Company together with the auditors' report thereon have been delivered to the holders of Common Shares or are enclosed herewith. No formal action will be taken at the Meeting to approve the financial statements. If any holder of Common Shares has questions respecting the financial statements, the questions may be brought forward at the Meeting.

2. Fixing the Number of Directors

The Company is required to have a minimum of three directors. At the Meeting, shareholders will be asked to fix the number of directors of the Company at five.

In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the fixing of the number of directors of the Company at five.

3. Election of Directors

Under the articles of the Company, directors of the Company are elected annually. Each director will hold office until the next annual general meeting or until the successor of such director is duly elected or appointed, unless such office is earlier vacated in accordance with the articles.

In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set forth below. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies given in favour of such nominee(s) may be voted by the person(s) designated by management of the Company in the enclosed form of proxy, in their discretion, in favour of another nominee.

The following table sets forth information with respect to each person proposed to be nominated for election as a director, including the number of Common Shares of the Company beneficially owned, directly or indirectly, or over which control or direction was exercised, by such person or the person's associates or affiliates as at the date of this Circular. The information as to Common Shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective proposed nominees individually.

Nominee Name and Place of Residence	Present and Principal Occupation, Business or Employment for Previous 5 years	Became Director	Number of Common Shares beneficially owned, controlled or directed
Oren Shuster(1) Ra'anana, Israel	CEO of the Company since October 11, 2019; CEO of I.M.C. Holdings Ltd. since 2018; CEO of Focus Medical Herbs Ltd. since 2008; Co-CEO of Ewave Group Ltd. since 1999.	October 11, 2019	36,534,409
Marc Lustig West Vancouver, British Columbia, Canada	Non-Executive Chairman of the Company since 2019; Founder, Chairman and Chief Executive Officer of CannaRoyalty Corp. (dba Origin House) since 2016; Head of Capital Markets at Dundee Capital Markets from 2012 to 2014.	October 11, 2019	1,575,213
Steven Mintz(1) Toronto, Ontario, Canada	Chief Financial Officer of the Company from May 2018 to October 2019; President of St. Germain Capital Corp. since 1998; Principal and CFO of Minkids Group since 2015.	October 12, 2018	791,348
Rafael Gabay Ganot, Israel	Chairman and Co-Founder of the Ewave Group Ltd. since 1999.	N/A	32,558,139
Vivian Bercovici(1) Tel Aviv, Israel	Independent consultant since 2018; Managing Director, Israel and Europe of Nuuvera Inc. from March 2017 to March 2018; Canadian Ambassador to Israel from January 2014 to June 2016.	N/A	Nil

(1)    Member of the Audit Committee.

Biographies of Proposed New Directors

Rafael Gabay

Mr. Gabay has more than 20 years of experience in management positions in the technology sector. Mr. Gabay is currently the Chairman and Co-Founder of Ewave Group Ltd. ("Ewave") and has held these roles since the company's inception in 1999. Ewave is an international software house that employs more than 1,000 software professionals and operates in the United States of America, Europe, Brazil, India and Israel. Through Ewave, Mr. Gabay owns and manages a portfolio of companies in various fields including real estate, internet of things, healthcare and mobile technology. Mr. Gabay holds a Bachelor of Arts in business management law with honours from The College of Management Academic Studies in Israel.

Vivian Bercovici

Ms. Bercovici is currently a consultant to various medical cannabis and medical device entities regarding operational issues and market opportunities in Israel, Europe and Canada. From March 2017 to March 2018, Ms. Bercovici was the Managing Director, Europe and Israel at Nuuvera Inc., a Toronto-based medical cannabis company that was acquired by Aphria Inc. Also, Ms. Bercovici served as Canada's Ambassador to Israel from 2014 through 2016, having been appointed by then Prime Minister Stephen Harper. Ms Bercovici quickly established a reputation as a highly engaged, articulate and personable diplomat and an effective advocate for strengthening Canada-Israel relations. Ms. Bercovici has vast experience of over 20 years practicing law in Toronto, specializing in media defence and financial services regulatory law. Ms. Bercovici holds a Bachelor of Arts from York University, a Postgraduate Diploma in International Relations from the London School of Economics and Political Science and a Bachelor of Laws from the University of Toronto.

Corporate Cease Trade Orders or Bankruptcies

No person proposed to be nominated for election as a director at the Meeting is or has been, within the preceding ten years, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a) was the subject of a cease trade or similar order, or an order that denied such company access to any exemptions under applicable securities legislation that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

(b) was the subject of a cease trade or similar order, or an order that denied such company access to any exemptions under applicable securities legislation that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No person proposed to be nominated for election as a director at the Meeting is or has been, within the preceding ten years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any  legislation relating to bankruptcy  or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No person proposed to be nominated for election as a director at the Meeting is or has, within the preceding ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Penalties and Sanctions

No proposed director of the Company has been subject to any: (a) penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

4. Appointment of Independent Auditors

On January 16, 2020, Dale Matheson Carr-Hilton Labonte LLP ("DMCL"), the former auditors of the Company, resigned at the request of the Board of Directors. The Board of Directors appointed Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global ("Ernst & Young") as auditors of the Company effective January 16, 2020, to fill the vacancy created thereby. In accordance with the provisions of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102"), copies of the Company's Notice of Change of Auditor and each of the letters provided by both DMCL and Ernst

& Young in response (collectively, the "Reporting Package", which was filed on SEDAR) are attached hereto as Schedule "A". The Reporting Package has been reviewed and approved by the Board of Directors of the Company. The audit report of DMCL on the financial statements for the financial year ended April 30, 2019 and 2018 did not contain any reservation.

At the Meeting, shareholders will be asked to vote for the appointment of Ernst & Young, as the Company's auditors, to hold office until the next annual general meeting of the shareholders, at a remuneration to be fixed by the Board of Directors. In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the appointment of Ernst & Young as the auditors of the Company, at a remuneration to be determined by the Board of Directors.

5. Re-approval of the Stock Option Plan

The Company's stock option plan (the "Stock Option Plan") is a rolling stock option plan. The Stock Option Plan provides that the Board of Directors may from time to time, in its discretion, grant options to acquire Common Shares ("Options") to directors, executive officers and employees of the Company and its affiliates and to consultants, consultant companies and management company employees (each an "Optionee"), provided that the Common Shares that may be reserved for issuance under the Stock Option Plan (the "Plan Shares") at any point in time will not be greater than 10% of the issued and outstanding Common Shares at the time the Plan Shares are reserved for issuance as a result of the grant of an Option. The purpose of the Stock Option Plan is to provide an incentive to Optionees to acquire a proprietary interest in the Company, to continue their participation in the affairs of the Company and to increase their efforts on behalf of the Company. A copy of the Stock Option Plan is attached hereto as Schedule "B".

In accordance with the policies of the Canadian Securities Exchange (the "CSE"), the Stock Option Plan is subject to the limitations imposed by Sections 2.24 and 2.25 of National Instrument 45-106 - Prospectus Exemptions.

Options issued pursuant to the Stock Option Plan will have an exercise price determined by the Board of Directors provided that the exercise price will not be less than the greater of the closing market prices of the underlying securities on (a) the trading day prior to the date of grant of the Options; and (b) the date of grant of the Options.

The vesting of the Options is at the discretion of the Board of Directors, except in the case of an Optionee performing investor relations activities, in which case the Stock Option Plan requires that Options vest over a minimum of 12 months with no more than one quarter of such Options vesting during any three month period. Options will vest immediately in the absence of a vesting schedule being specified at the time of grant. Where applicable, vesting of Options will generally be subject to:

(a) an Optionee remaining employed by or continuing to provide services to the Company or any of its affiliates as well as the achievement of certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company; or

(b) an Optionee remaining as a director of the Company or any of its affiliates, as applicable.

Options will expire 30 days (or such other time, not to exceed six months, as shall be determined by the Board of Directors and the Optionee at any time prior to the expiry of the Option) following the date the Optionee ceases to be a director, officer or employee of the Company or its affiliates or a consultant, consultant company or a management company employee, provided that if the cessation of such position or arrangement was by reason of death, the Option may be exercised within a maximum period of one year after such death, subject to the expiry date of such Option. Options are exercisable for a maximum of 10 years from the date of grant.

In the event that the Stock Option Plan is not re-approved by shareholders at the Meeting, the Company will not have an operative stock option plan and therefore the Board of Directors will not be able to issue additional Options until such time as another stock option plan is created and approved, and may consequently have difficulty attracting and retaining high caliber personnel. However, whether or not the Stock Option Plan is re-approved, all Options currently outstanding under the Stock Option Plan will remain in effect in accordance with their terms.

As of the date of this Circular, there are 12,650,000 Options to purchase 12,650,000 Common Shares currently issued and outstanding.

At the Meeting, shareholders will be asked to consider, and, if deemed advisable, to approve, with or without variation, an ordinary resolution re-approving the Stock Option Plan. The text of the ordinary resolution which management intends to place before the Meeting for the approval of the Stock Option Plan is as follows:

"BE IT HEREBY RESOLVED as an ordinary resolution of the shareholders of IM Cannabis Corp. (the "Company") that:

1. the Stock Option Plan of the Company, as substantially described in the management information circular of the Company dated February 5, 2020, be and is hereby confirmed, ratified and approved as the stock option plan of the Company;

2. the number of common shares reserved for issuance under the Stock Option Plan shall be no more than 10% of the Company's issued and outstanding share capital at the time of any stock option grant;

3. the Company is hereby authorized and directed to issue such common shares pursuant to the Stock Option Plan as fully paid non-assessable common shares of the Company;

4. the Board of Directors of the Company be and are authorized to make any changes to the Stock Option Plan as may be required by the Canadian Securities Exchange; and

5. any one director or officer of the Company is authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to this ordinary resolution."

The foregoing ordinary resolution must be approved by a simple majority of the votes cast at the Meeting by the holders of Common Shares voting in person or by proxy. The Board of Directors believes the passing of the above resolution is in the best interests of the Company and recommends that the holders of Common Shares vote FOR the resolution. Unless otherwise directed, it is the intention of the persons designated in the enclosed form of proxy to vote FOR the ordinary resolution approving the Stock Option Plan for the ensuing year.

6.      Other Business

The directors and officers of the Company are not aware of any matters, other than those indicated in this Circular, which may be submitted to the Meeting for action. However, if any other matters should properly be brought before the Meeting, the enclosed form of proxy confers discretionary authority to vote on such other matters according to the best judgment of the person holding the proxy at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Under applicable securities legislation, the Company is required to disclose certain financial and other information relating to the compensation of the Chief Executive Officer, the Chief Financial Officer and the most highly compensated executive officer of the Company as at the date of this Circular whose total compensation was more than $150,000 for the financial year of the Company ended April 30, 2019, other than the Chief Executive Officer and Chief Financial Officer (collectively the "Named Executive Officers"), and for the directors of the Company.

Summary Compensation Table

The following table (presented in accordance with Form 51-102F6V-Statement of  Executive Compensation-Venture Issuers ("Form 51-102F6V") under National  Instrument 51-102- Continuous Disclosure Obligations) ("NI 51-102") sets out all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the two most recently completed financial years of the Company ended April 30, 2019 and April 30, 2018, in respect of the Named Executive Officers as well as the directors of the Company.

TABLE OF COMPENSATION EXCLUDING COMPENSATION SECURITIES
Name and Position	Year	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of	Value of all	Total
					Perquisites ($)	Other Compensation ($)	Compensation ($)
Michael Lerner(1) CEO and Director	2019	Nil	Nil	Nil	Nil	Nil	Nil
	2018	Nil	Nil	Nil	Nil	Nil	Nil
Navjit Dhaliwal(2) CFO and Director	2019	$6,766	Nil	Nil	Nil	Nil	$6,766
	2018	Nil	Nil	Nil	Nil	Nil	Nil
Steven Mintz(3) CFO and Director	2019	Nil	Nil	Nil	Nil	Nil	Nil
	2018	Nil	Nil	Nil	Nil	Nil	Nil
Tim Towers(4) Director	2019	Nil	Nil	Nil	Nil	Nil	Nil
	2018	Nil	Nil	Nil	Nil	Nil	Nil

TABLE OF COMPENSATION EXCLUDING COMPENSATION SECURITIES
Name and Position	Year	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites ($)	Value of all Other Compensation ($)	Total Compensation ($)

Balu Gopalakrishnan(5) Director	2019	Nil	Nil	Nil	Nil	Nil	Nil
	2018	Nil	Nil	Nil	Nil	Nil	Nil

(1) Mr. Lerner was appointed as CEO and director as of February 10, 2017. Mr. Lerner resigned on October 12, 2018. Mr. Lerner was not paid compensation for his director role.

(2) Mr. Dhaliwal was appointed as CFO and director as of March 10, 2017. Mr. Dhaliwal resigned as CFO on May 16, 2018 and as a director on July 31, 2018. Mr. Dhaliwal was not paid compensation for his director role.

(3) Mr. Mintz was appointed as CFO on May 16, 2018 and as director on October 12, 2018. Mr. Mintz resigned as CFO on October 11, 2019 in connection with the closing of the RTO Transaction with IMC (each as defined herein).

(4) Mr. Towers resigned on July 31, 2018.

(5) Mr. Gopalakrishnan was appointed as director on July 31, 2018. Mr. Gopalakrishnan resigned on October 11, 2019 in connection with the closing of the RTO Transaction with IMC (each as defined herein).

Stock Options and Other Compensation Securities

There were no compensation securities granted or issued to any director by the Company or its subsidiaries during the financial year ended April 30, 2019 for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries.

Stock Option Plans and Other Incentive Plans

The Stock Option Plan comprises the Company's only form of security-based incentive compensation plan. For further information regarding the Stock Option Plan, see above, Section 4. "Re-approval of the Stock Option Plan".

Employment, Consulting and Management Agreements

The Company did not enter into any agreements with employees, consultants or directors with respect to management of the Company during the financial year ended April 30, 2019.

Compensation Discussion and Analysis

Introduction

The Compensation Discussion and Analysis section of this Circular sets out the objectives of the Company's executive compensation arrangements, the Company's executive compensation philosophy and the application of this philosophy to the Company's executive compensation arrangements.

When determining the compensation arrangements for the Named Executive Officers and directors, the Board considers the objectives of: (i) retaining an executive critical to the success of the Company and the enhancement of shareholder value; (ii) providing  fair and competitive compensation; (iii) balancing the interests of management and shareholders of the Company; and

(iv) rewarding performance, both on an individual basis and with respect to the business in general.

Benchmarking

In determining the compensation level for each executive, the Board looks at factors such as the relative complexity of the executive's role within the organization, the executive's performance and potential for future advancement, the compensation paid by other companies in the same industry as the Company, and pay equity considerations.

Elements of Compensation

The compensation paid to the Named Executive Officers and directors in any year consists of two (2) primary components:

1. base salary; and

2. long-term incentives in the form of Options granted under the Stock Option Plan.

The Company believes that making a significant portion of the Named Executive Officers' and directors' compensation based on long-term incentives supports the Company's executive compensation philosophy, as these forms of compensation allow those most accountable for the Company's long-term success to acquire and hold the Company's shares. The key features of these two primary components of compensation are discussed below:

1. Base Salary

Base salary recognizes the value of an individual to the Company based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which the Company competes for talent. Base salaries for the Named Executive Officers and directors are reviewed annually. Any change in the base salary of a Named Executive Officer or a director is generally determined by an assessment of such executive's performance, a consideration of competitive compensation levels in companies similar to the Company and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance.

2. Stock Option Awards

The Company provides long-term incentives to the Named Executive Officers and directors in the form of Options as part of its overall executive compensation strategy (for a description of the material terms of the Stock Option Plan, see "Re-approval of the Stock Option Plan" above). The Board believes that Option grants serve the Company's executive compensation philosophy in several ways: they help attract, retain, and motivate talent; they align the interests of the Named Executive Officers and directors with those of the shareholders by linking a specific portion of the officer's total pay opportunity to share price; and they provide long-term accountability for Named Executive Officers and directors.

The Company does not have any policies which permit or prohibit a Named Executive Officer or director to purchase financial instruments.

Pension Disclosure

There are no pension plan benefits in place for the Named Executive Officers or the directors of the Company.

EQUITY COMPENSATION PLAN INFORMATION

No option-based or share-based awards were granted, vested or earned during the year ended April 30, 2019.

The following table sets out information concerning the number and price of securities to be issued under equity compensation plans to employees and others as at April 30, 2019.

Plan Category	Number of Securities to be Issued upon Exercise of Options, Warrants and Rights	Weighted - Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity Compensation Plans Approved by Securityholders	Nil	N/A	Nil
Equity Compensation Plans Not Approved by Securityholders	Nil	N/A	Nil
Total	Nil	N/A	Nil

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, officers or employees of the Company, nor any proposed nominee for election as a director of the Company, nor any associate of any one of them, nor any former directors, officers or employees is or was indebted, directly or indirectly, to the Company or its subsidiaries at any time since the beginning of the financial period ended April 30, 2019.

AUDIT COMMITTEE

Under National Instrument 52-110 - Audit Committees ("NI 52-110"), the Company is required to include in this Circular the disclosure required under Form 52-110F2 with respect to the audit committee (the "Audit Committee") of the Board, including the composition of the Audit Committee, the text of the Audit Committee charter (attached hereto as Schedule "C"), and the fees paid to the external auditor.

Composition of the Audit Committee

The following are the current members of the Audit Committee:

Name	Independence(1)	Financial Literacy
Oren Shuster	Non-Independent(2)	Financially Literate
Steven Mintz	Non-Independent(3)	Financially Literate
Vivian Bercovici	Independent	Financially Literate

(1) The Company is a "venture issuer" for the purposes of NI 52-110. As such, the Company is exempt from the requirement to have the Audit Committee comprised entirely of independent members.

(2) Oren Shuster is not independent by virtue of serving as the chief executive officer of the Company.

(3) Steven Mintz is not independent by virtue of having served as the Chief Executive Officer and the Chief Financial Officer of the Company in the last three years.

Relevant Education and Experience

Oren Shuster

Mr. Shuster is a leading figure in the medical cannabis industry in Israel and the co-founder of IMC (as defined herein). Mr. Shuster is a successful serial entrepreneur in the fields of global software development, technology, med-tech and more. Mr. Shuster co-founded E-wave, an international software house, in 1999. E-wave employs more than 1,000 experienced software professionals, operating in the USA, Europe, Brazil, India and Israel. Oren holds a Bachelor of Arts in business management and economics from Tel-Aviv University.

Steven Mintz

Mr. Mintz, CPA, is a financial consultant in a variety of industries including mining, oil and gas, real estate and cannabis. He is currently President of St. Germain Capital Corp. a private consulting and investment firm as well as Principal and CFO of the Minkids Group, a family investment and real estate development company since 2015. Mr. Mintz's experience spans a variety of financial and management areas of expertise from accounting in large firms to bankruptcy and insolvency. Mr. Mintz has been operating as an investor and shareholder in the cannabis space for 4 years. He has conducted due diligence on many active companies and completed several business combinations of companies. Mr. Mintz obtained his Chartered Accountant designation in 1992 and Trustee in Bankruptcy license in 1995. Mr. Mintz is currently a director of several public companies.

Vivian Bercovici

Ms. Bercovici is currently a consultant to various medical cannabis and medical device entities regarding operational issues and market opportunities in Israel, Europe and Canada. Prior, from March 2017 to March 2018, Ms. Bercovici was the Managing Director, Israel and Europe operation at Nuuvera Inc., a Toronto-based medical cannabis company that was acquired by Aphria Inc. Also, Ms. Bercovici served as Canada's Ambassador to Israel from 2014 through 2016, having been appointed by then Prime Minister Stephen Harper. Ms Bercovici quickly established a reputation as a highly engaged, articulate and personable diplomat and an effective advocate for the strong Canada-Israel relationship. Ms. Bercovici has vast experience of over 20 years practicing law in Toronto, specializing in media defence and financial services regulatory law. Ms. Bercovici holds a Bachelor of Arts from York University, a Postgraduate Diploma in International Relations from the London School of Economics and Political Science and a Bachelor of Laws from the University of Toronto.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial period was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial period has the Company relied on the exemption in:

(a) Section 2.4 of NI 52-110 (De Minimis Non-audit Services);

(b) Subsection 6.1.1(4) of NI 52-110 (Circumstances Affecting the Business or Operations of the Venture Issuer);

(c) Subsection 6.1.1(5) of NI 52-110 (Events Outside Control of Member);

(d) Subsection 6.1.1(6) of NI 52-110 (Death, Incapacity or Resignation); or

(e) an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

The Company is relying on the exemption provided in Section 6.1 of NI 52-110 as the Company is a "venture issuer". As a result, the Company is exempt from the requirements of Part 3 (Composition of Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in Schedule "C" attached hereto.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Company by its external auditor for the two most recently completed financial years:

Financial Period Ended	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees
April 30, 2019	$16,013.00	Nil	Nil	Nil
April 30, 2018	$11,245.50	Nil	Nil	Nil

(1) "Audit Fees" includes fees for the performance of the annual audit and for accounting consultations on matters reflected in the financial statements.

(2) "Audit-Related Fees" includes fees for assurance and related services, related to the performance of the review of the financial statements including fees for AIF and "earn-in" audit work that are not reported under Audit Fees.

(3) "Tax Fees" includes the fees paid for tax compliance, tax planning and tax advice.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed below, no director or officer of the Company, nor any proposed nominee for election as a director of the Company, nor any other insider of the Company, nor any associate or affiliate of any one of them, has or has had, at any time since the beginning of the financial period ended April 30, 2019, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company.

Steven Mintz, a director and former Chief Executive Officer and Chief Financial Officer of the Company, had a material interest in the Company's debt settlement that closed June 26, 2018, wherein the Company issued an aggregate of 5,712,666 Common Shares at a price of $0.05 per Common Share in settlement of an aggregate of $285,633 in debt (the "Debt Settlement"), being that Mr. Mintz acquired 344,005 of such Common Shares. Further details on the Debt Settlement can be found in the Company's news release dated June 26, 2018.

Marc Lustig, a director and the Non-Executive Chairman of the Company, had a material interest in the Debt Settlement, wherein he acquired 820,826 Common Shares.

Messrs. Oren Shuster, Marc Lustig, Steven Mintz, Jesse Kaplan, Shai Shemesh, Amir Goldstein, Ms. Yael Harrosh and Mr. Rafael Gabay (collectively, the "RTO Informed Persons") had a material interest in the Company's reverse takeover transaction (the "RTO Transaction") with I.M.C. Holdings Ltd. ("IMC") that closed on October 11, 2019. The RTO Transaction was effected by way of a "triangular merger" between the Company, IMC and a wholly-owned subsidiary of the Company pursuant to Israeli statutory law. In connection with the closing of the RTO Transaction, the Company consolidated its then-outstanding Common Shares on a 1:2.83 basis, changed its name to "IM Cannabis Corp." and changed its business from mining to the medical cannabis industry.

At closing of the RTO Transaction, the Board of Directors of the Company was reconstituted to consist of Messrs. Shuster, Mintz, Lustig and Kaplan, with Mr. Shuster also acting as Chief Executive Officer, and Mr. Lustig acting as Non-Executive Chairman. Mr. Shemesh was appointed Chief Financial Officer, Mr. Goldstein was appointed Chief Operating Officer and Ms. Harrosh was appointed Corporate Secretary. Mr. Gabay became an insider of the Company by virtue of owning more than 10% of the Company's outstanding Common Shares.

As part of the RTO Transaction, the Company, through a wholly-owned subsidiary, completed a private placement of 19,460,527 subscription receipts each consisting of one common share and one-half of one common share purchase warrant (the "Subscription Receipts") for aggregate proceeds of $20,433,553.35 (the "2019 Financing"). Upon closing of the RTO Transaction, the Subscription Receipts were exchanged on a 1:1 basis for Common Shares and common share purchase warrants ("Warrants") of the Company. A total of 19,460,527 Common Shares and 9,730,258 Warrants were issued pursuant to the 2019 Financing and converted into Common Shares and Warrants upon completion of the RTO Transaction.

At completion of the RTO Transaction, former holders of IMC ordinary shares held approximately 84.28% of the issued and outstanding Common Shares, former holders of Subscription Receipts from the 2019 Financing held approximately 13.35% of the Common Shares and pre-RTO Transaction shareholders held 2.37% of the Common Shares, in each case, on a non-diluted basis. As at the closing of the RTO Transaction, the RTO Informed Persons held the following securities of the Company:

Name and Municipality of Residence	Position with Company	Number and Percentage of Common Shares Owned, Beneficially Held or Controlled at closing of the RTO Transaction(1)(2)
Oren Shuster	Chief Executive Officer and Director	36,534,409 (25.07%)
Shai Shemesh	Chief Financial Officer	47,619 (<1%)
Amir Goldstein	Chief Operating Officer	225,000 (<1%)
Yael Harrosh	Corporate Secretary	Nil
Jesse Kaplan(3)	Director	1,250,000 (<1%)
Steven Mintz	Director	791,348 (<1%)
Marc Lustig	Non-Executive Chairman and Director	1,575,213 (1.08%)
Rafael Gabay	Insider	32,558,139 (22.34%)

(1) Calculated based on 145,743,283 Common Shares issued and outstanding.

(2) Does not include the 37,879,467 Common Shares issuable on the exercise of outstanding Options, Warrants and compensation options.

(3) 125,000 Common Shares held directly by Jesse Kaplan; 625,000 Common Shares held by Rocfrim, an entity of which 25% is owned by Jesse Kaplan; and 500,000 Common Shares held by Seek Capital Opportunity Partnership, an entity of which 12.5% is owned by Jesse Kaplan.

On November 5, 2019, the Common Shares commenced trading on the CSE under the ticker "IMCC".

Further details pertaining to the RTO Transaction and the 2019 Financing are disclosed in the Company's news releases dated September 3, 2019, October 4, 2019, October 8, 2019, October 9, 2019, October 11, 2019, November 1, 2019 and November 5, 2019.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Circular, no person who has been a director or officer of the Company at any time since the beginning of the Company's most recently completed financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

CORPORATE GOVERNANCE

The Board views effective corporate governance as an essential element for the effective and efficient operation of the Company. The Company believes that effective corporate governance improves corporate performance and benefits all of its Shareholders. The following statement of corporate governance practices sets out the Board's review of the Company's governance practices relative to Form 58-101F2 under National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 - Corporate Governance Guidelines.

Board of Directors

The Board is responsible for supervising the management of the business and affairs of the Company. The independent directors, as such term is defined in NI 58-101 and NI 52-110, are Marc Lustig and, if elected, Vivian Bercovici. Oren Shuster is not independent by virtue of being the current Chief Executive Officer of the Company. If elected, Rafael Gabay is not independent by virtue of being a control person of the Company. Steven Mintz is not independent by virtue of having been an executive officer of the Company within the last three (3) years. The Board facilitates its exercise of independent supervision through regular meetings of the Board, including meetings without the non- independent directors in attendance.

The Board has plenary power to manage and supervise the management of the business and affairs of the Company and to act in the best interest of the Company. The Board is responsible for the overall stewardship of the Company and approves all significant decisions that affect the Company before they are implemented. The Board also considers their implementation and reviews the results. Any related party transaction as such term is defined in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"), is subject to review by the independent directors of the Company.

Other Reporting Issuer Experience

Certain of the Company's nominee directors are currently directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name	Name of Reporting Issuer	Name of Exchange or Market	Position	From	To
Marc Lustig	National Access Cannabis Corp.	TSXV	Director	6/2014	Present
	Trichome Financial Corp. (formerly 22 Capital Corp.)	TSXV	Chairman and Director	5/2017	Present
	Planet 13 Holdings Inc.	CSE	Director	8/2017	8/2019
	CannaRoyalty Corp.	CSE	Director	12/2016	Present
Steven Mintz	Pool Safe Inc.	TSXV	CFO and Director	9/2009	Present
	Everton Resources Inc.	TSXV	Director	5/2013	Present
	Portage Biotech Inc.	CSE	Director	4/2016	Present
	Trichome Financial Corp. (formerly 22 Capital Corp.)	TSXV	President and Director	4/2017	10/2019
	Mooncor Oil and Gas Corp.	TSXV	Director	11/2016	7/2018
	ThreeD Capital Inc. (formerly Brownstone Energy Inc.)	CSE	Director	6/2005	4/2017
	Beleave Inc. (formerly Stream Ventures Inc.)	CSE	President and Director	11/2010	12/2015
	Hampton Financial Corporation (formerly Dominion General Investment Corporation)	TSXV	President and Director	10/2014	7/2016

Orientation and Continuing Education of Board Members

The Company currently does not have any formal orientation or continuing education programs in place for new directors.

Ethical Business Conduct

The Board is of the view that the fiduciary duties placed on individual directors pursuant to corporate legislation and the common law, and the conflict of interest provisions under corporate legislation which restricts an individual director's participation in decisions of the Board in which the director has an interest, are sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The size of the Board is reviewed annually when the Board considers the number of directors to recommend for election at the annual general meeting of Shareholders. The Board takes into account the number of directors required to carry out the Board duties effectively, and to maintain a diversity of view and experience.

Compensation of Directors and Officers

The independent members of the Board review and determine the compensation of directors and officers. The Board meets at least annually to establish, administer and evaluate the compensation philosophy, policies and plans for directors and officers regarding director and executive compensation and to review the performance and determine the compensation of the CEO, based on criteria including the Company's performance and accomplishment of long-term strategic objectives, each individual officer's performance and comparable compensation paid to similarly- situated officers in comparable companies.

Other Board Committees

As of the date of this Circular, the Board has no standing committees other than the Audit Committee.

Assessment of Directors, the Board and Board Committees

The Board monitors the adequacy of information given to directors, the communications between the Board and management and the strategic direction and processes of the Board and its Audit Committee, to satisfy itself that the Board, its Audit Committee and its individual directors are performing effectively.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information about the Company is provided in the Company's comparative annual financial statements and MD&A for its most recently completed financial year.

Shareholders of the Company may request copies of the Company's financial statements and MD&A by contacting the Chief Financial Officer of the Company at +972-54-4331111.

OTHER MATERIAL FACTS

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

* * * * * *

SCHEDULE "A"

IM CANNABIS CORP.

NOTICE OF CHANGE OF AUDITOR

TO: Dale Matheson Carr-Hilton Labonte LLP

AND TO: Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

AND TO: British Columbia Securities Commission Alberta Securities Commission

Ontario Securities Commission Canadian Securities Exchange

IM Cannabis Corp. (formerly Navasota Resources Inc.) (the "Company") gives the following notice in accordance with 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations (NI 51-102):

1. The Company has decided to change its auditor from Dale Matheson Carr-Hilton Labonte LLP (the "Former Auditor") to Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (the "Successor Auditor"). Consequently, on January 13, 2020, the Company asked the Former Auditor to resign. The Former Auditor submitted their resignation effective January 16, 2020. Pursuant to the Business Corporations Act (British Columbia), the directors are entitled to fill any casual vacancy in the office of the new auditor. The Successor Auditor has agreed to its appointment as the Company's new auditor.

2. The Former Auditor resigned at the Company's request.

3. The making of the Company's request for the Former Auditor to resign as auditor of the Company and the appointment of the Successor Auditor as auditor of the Company, were considered and approved by the Audit Committee of the Board of Directors of the Company and also by the Board of the Directors of the Company.

4. There were no modified opinions in the Former Auditor's reports in connection with the audits of the Company's two most recently completed fiscal years ended April 30, 2019 and 2018. There have been no further audits of financial statements subsequent to the Company's most recently completed fiscal year and ending on the date of the Former Auditor's resignation.

5. There are no "reportable events", as defined in NI 51-102.

DATED this 19th day of January, 2020.
IM CANNABIS CORP. (FORMERLY NAVASOTA RESOURCES INC.)

"Oren Shuster"
Name:	Oren Shuster
Title:	Chief Executive Officer

-A1-

 January 20, 2020

British Columbia Securities Commission	Canadian Securities Exchange
P.O. Box 10142, Pacific Centre	9th Floor - 220 Bay Street
9th Floor - 701 West Georgia Street	Toronto, ON M5J 2W4
Vancouver, B.C. V7Y 1L2

Alberta Securities Commission	Ontario Securities Commission
Suite 600, 250 - 5th Street S.W.	20 Queen Street West, 22nd Floor
Calgary, Alberta T2P 0R4	Toronto, ON M5H 3S8

Dear Sirs:

Re: IM Cannabis Corp. (the "Company")

 Notice Pursuant to National Instrument 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our resignation as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated January 19, 2020 and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver • Tri-Cities • Surrey • Victoria

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 ey.com

January 22, 2020

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Canadian Securities Exchange

Re: IM Cannabis Corp. (formerly Navasota Resources Inc.) - Change of Auditor Notice dated January 19, 2020

Dear Sirs / Mesdames:

Pursuant to Part 4.11 of National Instrument 51-102, Continuous Disclosure Obligations,  we have reviewed the notice of change of auditor of IM Cannabis Corp. dated January 19, 2020 (the "Notice") and, based on our knowledge of such information at this time, we agree with the statements contained in the Notice pertaining to our firm.

Yours sincerely,

Kost Forer Gabbay & Kasierer

A Member of Ernst & Young Global

cc:  The Board of Directors, IM Cannabis Corp.

A member of Ernst & Young Global Limited

SCHEDULE "B"

IM CANNABIS CORP.
(formerly NAVASOTA RESOURCES INC.)

2020 Stock Option Incentive Plan

1. PURPOSE

The purpose of this Stock Option Incentive Plan is to provide an incentive to Eligible Persons to acquire a proprietary interest in the Company, to continue their participation in the affairs of the Company and to increase their efforts on behalf of the Company.

2. DEFINITIONS

In this Plan, the following words have the following meanings:

(a) "Board" means the Board of Directors of the Company;

(b) "Common Shares" means the Common Shares of the Company;

(c) "Company" means IM Cannabis Corp. (formerly Navasota Resources Inc.);

(d) "Consultant" has the meaning set out in the policies of the TSX Venture Exchange;

(e) "Disinterested Shareholders" means the shareholders of the Company who are not Insiders of the Company that qualify as Eligible Persons under the Plan, and associates of such Insiders;

(f) "Effective Date" means the day following the date upon which the Plan has been approved by the last to approve of the shareholders of the Company, the Board, the Exchange and any other regulatory authority having jurisdiction over the Company's securities;

(g) "Eligible Person" means any director, executive officer, employee, consultant or management company employee and their permitted assigns (as those terms are defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106 as amended or replaced from time to time) of the Company or any affiliate of the Company;

(h) "Exchange" means the TSX Venture Exchange and any other stock exchange or stock quotation system on which the Common Shares trade;

(i) "Fair Market Value" means, as of any date, the value of the Common Shares, determined as follows:

(i) if the Common Shares are listed on the TSX Venture Exchange, the Fair Market Value shall be the last closing sales price for such shares as quoted on such Exchange for the market trading day immediately prior to the date of grant of the Option, less any discount permitted by the TSX Venture Exchange;

(ii) if the Common Shares are listed on an Exchange other than the TSX Venture Exchange, the fair market value shall be the closing sales price of such shares (or the closing bid, if no sales were reported) as quoted on such Exchange for the market trading day immediately prior to the time of determination less any discount permitted by such Exchange; and

(iii) if the Common Shares are not listed on an Exchange, the Fair Market Value shall be determined in good faith by the Board;

(j) "Insider" has the meaning assigned in the securities legislation applicable to the Company;

(k) "Investor Relations Activities" has the meaning set out in the policies of the TSX Venture Exchange;

(l) "Option" means the option granted to an Optionee under this Plan and the Option Agreement;

(m) "Option Agreement" means such option agreement or agreements as is approved from time to time by the Board and as is not inconsistent with the terms of this Plan;

(n) "Option Date" means the date of grant of an Option to an Optionee;

(o) "Option Price" is the price at which the Optionee is entitled pursuant to the Plan and the Option Agreement to acquire Option Shares;

(p) "Option Shares" means, subject to the provisions of Article 8 of this Plan, the Common Shares which the Optionee is entitled to acquire pursuant to this Plan and the applicable Option Agreement;

(q) "Optionee" means a person to whom an Option has been granted; and

(r) "Plan" means this 2020 Stock Option Incentive Plan.

3. ADMINISTRATION

The Plan shall be administered by the Board, and subject to the rules of the Exchange from time to time and except as provided for herein, the Board shall have full authority to:

(a) determine and designate from time to time those Eligible Persons to whom Options are to be granted and the number of Option Shares to be optioned to each such Eligible Person;

(b) determine the time or times when, and the manner in which, each Option shall be exercisable and the duration of the exercise period;

(c) determine from time to time the Option Price, provided such determination is not inconsistent with this Plan; and

(d) interpret the Plan and to make such rules and regulations and establish such procedures as it deems appropriate for the administration of the Plan, taking into consideration the recommendations of management.

4. OPTIONEES

Optionees must be Eligible Persons who, by the nature of their jobs or their participation in the affairs of the Company, in the opinion of the Board, are in a position to contribute to the success of the Company.

5. EFFECTIVENESS AND TERMINATION OF PLAN

The Plan shall be effective as of the Effective Date and shall terminate on the earlier of:

(a) the date which is ten years from the Effective Date; and

(b) such earlier date as the Board may determine.

Any Option outstanding under the Plan at the time of termination of the Plan shall remain in effect in accordance with the terms and conditions of the Plan and the Option Agreement.

6. THE OPTION SHARES

The aggregate number of Option Shares reserved for issuance under the Plan and Common Shares reserved for issuance under any other share compensation arrangement granted or made available by the Company from time to time may not exceed in aggregate 10% of the Company's Common Shares issued and outstanding at the time of grant.

7. GRANTS, TERMS AND CONDITIONS OF OPTIONS

Options may be granted by the Board at any time and from time to time prior to the termination of the Plan. Options granted pursuant to the Plan shall be contained in an Option Agreement and, except as hereinafter provided, shall be subject to the following terms and conditions:

(a) Option Price

The Option Price shall be determined by the Board, provided that such price shall not be lower than the Fair Market Value of the Option Shares on the date of grant of the Option.

(b) Duration and Exercise of Options

Except as otherwise provided elsewhere in this Plan, the Options shall be exercisable for a period, to be determined in each instance by the Board, not exceeding ten years from the Option Date. The Options must be exercised in accordance with this Plan and the Option Agreement.

Except as contemplated in (c) below, no Option may be exercised by an Optionee who was an Eligible Person at the time of grant of such Option unless the Optionee shall have been an Eligible Person continuously since the Option Date. Absence on leave, with the approval of the Company, shall not be considered an interruption of employment for the purpose of the Plan.

(c) Termination

All rights to exercise Options shall terminate upon the earliest of:

(i) the expiration date of the Option;

(ii) the end of the period of time permitted for exercise of the Option (such period of time to not be in excess of six months), to be determined by the Board in each instance at the time of the grant of an Option) after the Optionee ceases to be an Eligible Person for any reason other than death, disability or cause; and if no such period of time is determined by the Board at the time of the grant, the 30th day after the Optionee ceases to be an Eligible Person for any reason other than death, disability or cause;

(iii) the date on which the Optionee ceases to be an Eligible Person by reason or termination of the Optionee as an employee or consultant of the Company for cause (which, in the case of a consultant, includes any breach of an agreement between the Company and the consultant);

(iv) the first anniversary of the date on which the Optionee ceases to be an Eligible Person by reason of termination of the Optionee as an employee or consultant on account of disability; or

(v) the first anniversary of the date of death of the Optionee.

(d) Re-issuance of Options

Options which are cancelled or expire prior to exercise may be re-issued under the Plan without shareholder approval.

(e) Transferability of Option

Options are non-transferable and non-assignable.

(f) Other Terms and Conditions

The Option Agreement may contain such other provisions as the Board deems appropriate, provided such provisions are not inconsistent with the Plan and the requirements of the TSX Venture Exchange.

In addition, for as long as the Common Shares of the Company are listed on the TSX Venture Exchange, the Company shall comply with the following requirements:

(i) Options to acquire more than 2% of the issued and outstanding Common Shares of the Company may not be granted to any one consultant in any 12 month period;

(ii) Options to acquire more than an aggregate of 2% of the issued and outstanding Common Shares of the Company may not be granted to persons employed to provide Investor Relations Activities in any 12 month period;

(iii) Options issued to Eligible Persons performing Investor Relations Activities must vest in stages over 12 months with no more than one-quarter of the Options vesting in any three month period;

(iv) the approval of the Disinterested Shareholders of the Company shall be obtained:

(A) for Options granted to any one individual in any 12 month period to acquire more than 5% of the issued and outstanding Common Shares of the Company;

(B) for any amendment to or reduction in the exercise price of the Option if the Optionee is an insider of the Company at the time of the amendment; and

(C) for the Plan if the Plan, together with all of the Company's previously established and outstanding stock option plans or grants, could result at any time in the grant to insiders of the Company, within a 12-month period, of a number of Option Shares exceeding 10% of the Company's issued Common Shares; and

(v) for Options granted to the employees, consultants or management company employees of the Company, the Company will represent that the Optionee is a bona fide employee, consultant or management company employee of the Company, as the case may be.

8. ADJUSTMENT OF AND CHANGES IN THE OPTION SHARES

(a) If the Option Shares are at any time to be listed or quoted on any stock exchange or stock quotation system other than the TSX Venture Exchange, to the extent that there are any Options which are outstanding and unexercised at the time of such application for listing, the Option Price, the aggregate number of Option Shares, the exercise period, and any other relevant terms of such Options, and the Option Agreements in relation thereto, shall be amended in accordance with the requirements of any applicable securities regulation or law or any applicable governmental or regulatory body (including the Exchange). Subject to the requirements of the Exchange, any such amendment shall be effective upon receipt of Board approval of it, and the approval of any of the shareholders of the Company or any of the Optionees is not required to give effect to such amendment.

(b) If the Option Shares, as presently constituted, are changed into or exchanged for a different number or kind of shares or other securities of the Company or of another Company (whether by reason of merger, consolidation, amalgamation, recapitalization, reclassification, split, reverse split, combination of shares, or otherwise) or if the number of such Option Shares are increased through the payment of a stock dividend, then there shall be substituted for or added to each Option Share subject to or which may become subject to an Option under this Plan, the number and kind of shares or other securities into which each outstanding Option Share is so changed, or for which each such Option Share is exchanged, or to which each such Option Share is entitled, as the case may be. Outstanding Options under the Option Agreements shall also be appropriately amended as to price and other terms as may be necessary to reflect the foregoing events. In the event that there is any other change in the number or kind of the outstanding Option Shares or of any shares or other securities into which such Option Shares are changed, or for which they have been exchanged, then, if the Board shall, in its sole discretion, determine that such change equitably requires an adjustment in any Option theretofore granted or which may be granted under the Plan, such adjustment shall be made in accordance with such determination.

(c) Fractional shares resulting from any adjustment in Options pursuant to this Section 8 will be cancelled. Notice of any adjustment shall be given by the Company to each holder of an Option which has been so adjusted and such adjustment (whether or not such notice is given) shall be effective and binding for all purposes of the Plan.

9. PAYMENT

Subject as hereinafter provided, the full purchase price for each of the Option Shares shall be paid by certified cheque, wire transfer or bank draft in favour of the Company upon exercise thereof. An Optionee shall have none of the rights of a shareholder in respect of the Option Shares until the shares are issued to such Optionee.

10. WITHHOLDING TAX REQUIREMENTS

Upon exercise of an Option, the Optionee shall, upon notification of the amount due and prior to or concurrently with the delivery of the certificates representing the Option Shares, pay to the Company amounts necessary to satisfy applicable withholding tax requirements or shall otherwise make arrangements satisfactory to the Company for such requirements. In order to implement this provision, the Company or any related corporation shall have the right to retain and withhold from any payment of cash or issuance of Option Shares under this Plan the amount of taxes required to be withheld or otherwise deducted and paid with respect to such payment. At its discretion, the Company may require an Optionee receiving Option Shares to reimburse the Company for any such taxes required to be withheld by the Company and withhold any distribution to the Optionee in whole or in part until the Company is so reimbursed. In lieu thereof, the Company shall have the right to withhold from any cash amount due or to become due from the Company to the Optionee an amount equal to such taxes. The Company may also retain and withhold or the Optionee may elect, subject to approval by the Company at its sole discretion, to have the Company retain and withhold a number of Option Shares having a market value not less than the amount of such taxes required to be withheld by the Company to reimburse the Company for any such taxes and the corresponding Option Shares so withheld will not be issued. Notwithstanding the discretion granted to the Company pursuant to the foregoing, the exercise price of any Option must be paid in cash.

11. SECURITIES LAW REQUIREMENTS

No Option shall be exercisable in whole or in part, nor shall the Company be obligated to issue any Option Shares pursuant to the exercise of any such Option, if such exercise and issuance would, in the opinion of counsel for the Company, constitute a breach of any applicable laws from time to time, or the rules from time to time of the Exchange. Each Option shall be subject to the further requirement that if at any time the Board determines that the listing or qualification of the Option Shares under any securities legislation or other applicable law, or the consent or approval of any governmental or other regulatory body (including the Exchange), is necessary as a condition of, or in connection with, the issue of the Option Shares hereunder, such Option may not be exercised in whole or in part unless such listing, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Board.

12. AMENDMENT OF THE PLAN

(a) The Board may amend, suspend or terminate the Plan or any portion thereof at any time, but an amendment may not be made without shareholder approval if such approval is necessary to comply with any applicable regulatory requirement.

(b) The Board shall have the power, in the event of:

(i) any disposition of substantially all of the assets of the Company, dissolution or any merger, amalgamation or consolidation of the Company, with or into any other Company, or the merger, amalgamation or consolidation of any other Company with or into the Company; or

(ii) any acquisition pursuant to a public tender offer of a majority of the then issued and outstanding Common Shares;

but subject to compliance with the rules of the Exchange, to amend any outstanding Options to permit the exercise of all such Options prior to the effectiveness of any such transaction, and to terminate such Options as of such effectiveness in the case of transactions referred to in subsection (i) above, and as of the effectiveness of such tender offer or such later date as the Board may determine in the case of any transaction described in subsection (ii) above. If the Board exercises such power, all Options then outstanding and subject to such requirements shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Optionee at any time or from time to time as determined by the Board prior to the effectiveness of such transaction, and such Options shall also be deemed to have terminated as provided above.

13. POWER TO TERMINATE OR AMEND PLAN

Subject to the approval of any stock exchange on which the Company's securities are listed, the Board may terminate, suspend or amend the terms of the Plan; provided, that the Board may not do any of the following without obtaining, within 12 months either before or after the Board's adoption of a resolution authorizing such action, shareholder approval, and, where required, Disinterested Shareholder approval, or by the written consent of the holders of a majority of the securities of the Company entitled to vote:

(a) increase the aggregate number of Common Shares which may be issued under the Plan;

(b) materially modify the requirements as to the eligibility for participation in the Plan which would have the potential of broadening or increasing Insider participation;

(c) add any form of financial assistance or any amendment to a financial assistance provision which is more favourable to participants under the Plan;

(d) add a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Plan reserve; and

(e) materially increase the benefits accruing to participants under the Plan.

However, the Board may amend the terms of the Plan to comply with the requirements of any applicable regulatory authority without obtaining shareholder approval, including:

(a) amendments of a housekeeping nature to the Plan;

(b) a change to the vesting provisions of a security or the Plan; and

(c) a change to the termination provisions of a security or the Plan which does not entail an extension beyond the original expiry date.

14. SHAREHOLDER APPROVAL

This Plan is subject to the approval of the shareholders of the Company yearly at each annual general meeting of the Company.

SCHEDULE "C"

IM CANNABIS CORP.

(formerly NAVASOTA RESOURCES INC.)

Audit Committee Charter

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of IM Cannabis Corp. (the "Company") is to provide an open avenue of communication between management, the Company's independent auditor and the Board and to assist the Board in its oversight of:

   the integrity, adequacy and timeliness of the Company's financial reporting and disclosure practices;
   the Company's compliance with legal and regulatory requirements related to financial reporting; and
   the independence and performance of the Company's independent auditor.

The Committee shall also perform any other activities consistent with this Charter, the Company's articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among themselves. The quorum for a meeting of the Committee is a majority of the members who are not officers, control persons or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee's role is one of oversight. Management is responsible for preparing the Company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with international financial reporting standards ("IFRS"). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor's responsibility is to audit the Company's financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with IFRS.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the Company's financial statements, preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Committee.

AUTHORITY AND RESPONSIBILITIES

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1. Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2. Review the appointments of the Company's Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3. Review with management and the independent auditor the adequacy and effectiveness of the Company's accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4. Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5. Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6. Review the Company's financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7. Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditor's judgment about the quality and appropriateness of the Company's accounting policies. This review may include discussions with the independent auditor without the presence of management.

8. Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

9. Pre-approve all non-audit services to be provided to the Company by the independent auditor.

10. Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and the Company and all non-audit work performed for the Company by the independent auditor.

11. Establish and review the Company's procedures for the:

   receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and
   confidential,  anonymous  submission  by  employees  regarding  questionable accounting, auditing and financial reporting and disclosure matters.

12. Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13. Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting issuer pursuant to National Instrument 52-110, the Business Corporations Act (British Columbia) and the articles of the Company.